CONFIDENTIAL TREATMENT REQUESTED

BY RETAILMENOT, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

June 24, 2013

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Kate Beukenkamp, Attorney-Advisor

Kathleen Krebs, Special Counsel

Larry Spirgel, Assistant Director

Christine Adams, Staff Accountant

Terry French, Accountant Branch Chief

Re: RetailMeNot, Inc.

Registration Statement on Form S-1

File No. 333-189397

Option Pricing Review

Ladies and Gentlemen:

We are submitting this letter on behalf of RetailMeNot, Inc. (the “Company”) in connection with the review by the staff (the “Staff’) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-189397) (the “Registration Statement”). Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The purposes of this letter are (i) to provide an update to the Staff regarding offering timing considerations and (ii) to notify the Staff that the price range to be included on the cover of the Company’s preliminary prospectus is expected to be a two dollar range between $[***]-$[***] per share, so that the Staff can complete its review of the Company’s option pricing and fair value determinations.

Timing Considerations

The Company advises the Staff that it anticipates printing its preliminary prospectus on July 5, 2013, and commencing its road show on July 8, 2013, with a target pricing date of July 18, 2013. To achieve this schedule, the Company respectfully requests that the Staff provide the Company with an assessment of the Company’s option pricing and fair value determinations on or prior to June 28, 2013. The Company will set forth a bona fide preliminary price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus.

Previously Provided Information

The sections captioned “Stock-Based Compensation” and “Common Stock Valuation” on pages 83 and 84 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement include a detailed explanation of (i) the Company’s approach to accounting for stock-based compensation, (ii) the methodology used by the Company to determine the fair value of its Series 1 common stock on dates when stock options were granted by the Company’s Board of Directors and (iii) the factors that caused the fair value to change over time. As detailed in the Registration Statement, the Company and its Board of Directors have consistently sought to comply with the form and substance of the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”). The Company obtained contemporaneous independent valuations performed in accordance with the AICPA Practice Aid from a nationally recognized independent valuation firm and acted in good faith to ensure that all relevant business developments were taken into account in making valuation determinations and that the valuations obtained were truly “contemporaneous,” as that term is defined in the AICPA Practice Aid.

Securities and Exchange Commission Re: RetailMeNot, Inc. June 24, 2013 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY RETAILMENOT, INC.

Grants of Options on May 8, 2013 and May 31, 2013

The Company’s Board of Directors granted options to purchase 351,100 and 153,825 shares on May 8, 2013 and May 31, 2013, respectively, in each case at a fair value of $19.00 per share (on a reverse split-adjusted basis), based in part on a third-party valuation of the Company’s Series 1 common stock as of March 31, 2013.

The third-party valuation firm utilized the HYBRID. The HYBRID method represents a blend of the option pricing method, or OPM, and the probability weighted expected return method, or PWERM, each of which is described in more detail on page 85 of the MD&A. The PWERM was used to determine the fair value of the Company’s Series 1 common stock assuming an initial public offering by July 31, 2013 and the OPM to determine the fair value of the Series 1 common stock assuming an alternative liquidation event would occur by March 31, 2015. The resulting fair values from the PWERM and OPM analysis were then weighted assuming a 75% likelihood of an initial public offering on or before an estimated date of July 31, 2013 and a 25% likelihood of an alternative liquidation event on or before an estimated date of March 31, 2015. The Company calculated values under each scenario using financial projections as of March 31, 2013 as follows:

PWERM (Initial Public Offering at July 31, 2013). The third-party valuation firm determined an expected pre-money enterprise value at IPO, allocated a portion of the expected enterprise value to the Series 1 common stock, and discounted back to present value using a discount rate of 17.0%, and then applied a discount for lack of marketability of 7.0% to arrive at a per share price of $20.24 (on a reverse split-adjusted basis).

OPM (Alternative Liquidation Event on or before March 31, 2015). The third-party valuation firm utilized the income approach and a discount rate of 14.0% to calculate the present value of expected future cash flows to arrive at an enterprise value. Additional market approaches which considered multiples of financial metrics based on both acquisitions and trading multiples of a selected peer group of companies as applied to the Company’s current and projected financial metrics to derive a range of indicated values were used to further validate the results of the income approach. The third-party firm then allocated the equity value to various classes of shares using the OPM model using a volatility of 55%, a time to liquidity of 2.0 years, and a risk-free rate of 2.71%, and then applied a discount for lack of marketability of 20.0% to arrive at a per share price of $15.20 (on a reverse split-adjusted basis).

The third-party valuation firm then applied the probabilities of each scenario to their respective price per Series 1 common share to arrive at a per share price of $19.00 (on a reverse split-adjusted basis).

On May 8, 2013 and May 31, 2013, the Company did not know and was not able to predict the precise price range to be included in the preliminary prospectus or the initial public offering price. Based in part on the third-party valuation and the Company’s Board of Directors’ good faith assessment of various objective and subjective factors as described on pages 83 and 84 of the MD&A, the Company’s Board of Directors determined the fair value per share of Series 1 common stock was $19.00 (on a reverse split-adjusted basis) at May 8, 2013 and May 31, 2013.

Increase in Value from May 31, 2013 to June 21, 2013

In connection with its efforts to evaluate whether to pursue a public offering in the third quarter of 2013, during the week of June 17, 2013, the Company requested that representatives of the managing underwriters provide the Company with an estimated valuation range. Representatives of the underwriters, in consultation with the Company, recommended including a two dollar price range between $[***]-$[***] per share for the Company’s offering on the cover of the prospectus to be included in a pre-effective amendment to the Registration Statement, assuming the offering were to close on or before July 31, 2013. At that time, representatives of the underwriters indicated to the Company that the proposed range was subject to fluctuation based on market conditions.

The Company believes the difference between the Company’s determination of fair value on May 31, 2013 and the anticipated price range to be included on the cover of the prospectus to be included in a pre-effective amendment to the Registration Statement results primarily from the following factors:

• Enhanced Balance Sheet and Financial Resources. The proceeds of a successful public offering would substantially strengthen the Company’s balance sheet as a result of increased cash and the repayment of accumulated dividends. Additionally, the completion of a public offering would provide the Company with access to the public company debt and equity markets.

• Enhanced Liquidity and Marketability of the Company’s Stock. The valuation of the Company’s Series 1 common stock as determined by its Board of Directors on May 31, 2013 reflected the illiquidity of the Company’s Series 1 common stock on that date and the uncertainty of the Company’s public offering. The valuation reflected in the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradeable stock that would be sold in the public offering market without liquidity and marketability discounts.

Securities and Exchange Commission Re: RetailMeNot, Inc. June 24, 2013 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY RETAILMENOT, INC.

• IPO Scenario Probability. The March 31, 2013 third-party valuation report that was used by the Company’s Board of Directors as part of its determination of the fair value of the Company’s Series 1 common stock on May 31, 2013 assumed that there was a 75% probability of an initial public offering prior to July 31, 2013. However, the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes the successful completion of a public offering, resulting in an increased Series 1 common stock valuation as compared to its prior valuations.

• Conversion of Preferred Stock. The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. In particular, the Company’s outstanding preferred stock currently accrue dividends, which are payable prior to any dividends declared or paid on any shares of the Company’s common stock. In addition, holders of the Company’s preferred stock are entitled to receive liquidation and/or redemption preferences prior to payments to holders of its common stock. The holders of the Company’s preferred stock also have anti-dilution protection under certain circumstances and special voting rights. The anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes the conversion of its preferred stock into common stock upon the completion of its initial public offering. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in an increased common stock valuation.

Conclusion

The Company believes that the actions taken by its Board of Directors to estimate the fair value of the Company’s Series 1 common stock complied with the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 (formerly Statement of Financial Accounting Standards No. 123(R), Share-Based Payment), the AICPA Practice Aid and the regulations regarding the granting of stock options to employees in the United States as “incentive stock options” under the Company’s 2007 Stock Plan, as amended, and the Internal Revenue Code of 1986, as amended. The Company further believes that the fair values determined by its Board of Directors for the Series 1 common stock applicable to each stock option grant are appropriate and demonstrate the good faith efforts of the Company’s Board of Directors to consider all relevant factors in determining fair value at each valuation date.

Please direct your questions or comments regarding this letter to the undersigned by telephone to (512) 457-7126 or by email to samer.zabaneh@dlapiper.com. Thank you.

Respectfully submitted,

DLA Piper LLP (US)

/s/ Samer M. Zabaneh Samer M. Zabaneh Partner

cc:	G. Cotter Cunningham, RetailMeNot, Inc.

Douglas C. Jeffries, RetailMeNot, Inc.

Louis J. Agnese, III, RetailMeNot, Inc.

Philip W. Russell, DLA Piper LLP (US)

Paul R. Tobias, Wilson Sonsini Goodrich & Rosati

Joseph M. Alcorta, Wilson Sonsini Goodrich & Rosati